Exhibit (p)(ii)

HANTZ FINANCIAL SERVICES, INC.

CODE OF ETHICS

Requirement

Rule 204A-1 of the Investment Advisers Act of 1940 requires investment advisers to establish, maintain, and enforce a written code of ethics to prevent acts, practices, or courses of business that are fraudulent, deceptive, or manipulative and to ensure compliance with Federal Securities Laws.

Statement of Purpose

Hantz Financial Services, Inc. (“the Firm” or “HFSI”), its Investment Advisory Representatives (“IARs”), and its employees are committed to providing high-quality investment guidance to our clients in an atmosphere that puts the clients’ interests first, in full compliance with applicable federal and state laws and regulations. Accordingly, the officers have adopted the following Code of Ethics.

This Code of Ethics covers the Firm, and its officers, IARs, and employees (“Supervised Persons” or “You”). As such, is a compilation of basic principles of conduct for which you, as a Supervised Person, are responsible for knowing and following. These principles represent values critical to our clients and others to conduct our business with honesty and integrity. The Code has been adopted to protect the reputation and integrity of Hantz Financial Services, Inc. (“HFSI”) and its Supervised Persons in following uniform standards of ethical conduct. The Code of Ethics is intended to govern the actions and working relationships of IARs and other Supervised Persons with current or potential clients, consumers, other Firm IARs, competitors, suppliers, government representatives, the media, and anyone else with whom the Firm has contact. In these relationships, all employees must observe the highest standards of ethical conduct. The success of HFSI as a provider of financial services is built upon the trust and confidential relationships maintained between HFSI and its clients. Therefore, each Supervised Person is expected in all business matters to place HFSI’s and its clients’ interest above his or her own self-interest and to discuss with Compliance any proposed transaction or relationship that reasonably could be expected to creat a conflict of interest.

It is HFSI’s policy that no Supervised Person maintain a position which (1) could conflict with their performance of duties and responsibilities to HFSI, (2) affects or could affect independence or judgment concerning transactions between HFSI and its clients, suppliers, or others with whom HFSI competes or has existing or pending or potential business relationships, or (3) otherwise reflects negatively on HFSI.

You must resolve any doubt as to the meaning of the Code in favor of good, ethical judgment.

Implicit in the Code of Ethics is HFSI’s expectation and policy that both HFSI and its Supervised Persons comply with all laws, rules, and regulations applicable to the Firm’s operations and business, specifically including the Investment Advisers Act of 1940, as amended (“Advisers Act”), the Investment Company Act, the Securities Act of 1933, the Securities Exchange Act of 1934, Title V (privacy) of the Gramm-Leach-Bliley Act, the Sarbanes Oxley Act of 2002, the Bank Secrecy Act (anti-money laundering) and related regulations. The law prescribes a minimum standard of conduct; the Code of Ethics prescribes conduct that often exceeds the legal standard. Any request made of a Supervised Person by any supervisor carries with it, whether or not articulated, the understanding that the Supervised Person is to comply with the request only to the extent he or she can do so while complying both with the law and this Code of Ethics. In certain instances, areas of HFSI have their own unique policies governing subjects Supervised by the Code of Ethics due to their lines of business. These policies are in addition to the requirements of the Code of Ethics. The Firm has distributed a copy of this Code of Ethics to each Supervised Person. This Code of Ethics may be provided to clients and regulators upon request.

Compliance with HFSI’s Compliance Manuals

The obligations of the Firm, as well as all Supervised Persons, are set forth in the Firm’s Written Supervisory Procedures Manual and the Investment Adviser Representative Compliance and Procedures Manual. In the event you have any questions regarding applicable laws, rules, and regulations, discuss the issue with our Chief Compliance Officer. Violations of this Code may result in disciplinary sanctions including, without limitation, fines, suspensions, and possibly termination of employment. Regulators could also impose sanctions.

Guiding Principles and Standards of Conduct

All employees are prohibited from:

1.	Accepting employment or engaging in a business (including consulting and similar arrangements or arrangements with competitors) that may conflict with the performance of their duties or HFSI’s interest. All outside business activities require prior approval by Compliance. See the Outside Business Activities Section under the chapter entitled, “GENERAL REGISTERED REPRESENTATIVE POLICIES” of HSFI’s Written Supervisory Procedures Manual.

2.	Taking for themselves personally opportunities that are discovered through the use of HFSI proprietary, non-public information (such as processes, programs, software, and business information and plans) about HFSI or its businesses, or position, even if developed by a Supervised Person either within or outside of his or her area of responsibility, or using corporate property, information or position for personal gain, or competing with HFSI.

3.	Taking unfair advantage of any client, supplier, competitor, or other Firm information through manipulation, concealment, abuse of privileged information, misrepresentation of material fact, or any other unfair dealing or practice.

4.	Soliciting or demanding anything of value from any person in conjunction with the performance of their duties to HFSI (other than normal compensation received from HFSI).

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5.	Accepting personal fees, commissions, other compensation paid, or expenses paid or reimbursed from others, not in the usual course of HFSI’s business, in connection with any business or transaction involving HFSI.

6.	Purposefully viewing or using confidential information about the Firm or its businesses, IARs, or clients, consumers or suppliers without a valid business reason, for personal benefit or disclosing such information to others outside of job duties.

7.	Misusing HFSI’s information technology and electronic communications system, including accessing or distributing pornographic or other distasteful information or materials containing offensive, sexually explicit or harassing language, sending chain letters, or conducting excessive personal business.

8.	Permitting Firm property (including data transmitted or stored electronically and computer resources) to be damaged, lost, used, or intercepted in an unauthorized manner.

9.	Making any political contribution of money or other property on behalf of HFSI that would violate federal or state law.

10.	Borrowing or accepting money from clients or suppliers unless the customer or supplier is a financial institution that makes such loans in the ordinary course of its business.

11.	Purchasing property, whether real, personal or intangible, from HFSI without the approval of his or her supervisor or other designated senior officer unless HFSI makes a general offer of extraneous company property to IARs on a non-discriminatory basis.

12.	HFSI providing clients with legal, tax, accounting or investment advice not in the usual course of business; or recommending attorneys, accountants, securities dealers, insurance agents, brokers, real estate agents, or other service providers if the advising IAR receives a personal reciprocal benefit for the referral from the service provider. (Note that referrals to service providers are permissible as long as the Supervised Person does not receive a personal reciprocal benefit for that referral.)

13.	Engaging or investing in any business that directly or indirectly competes with services provided by HFSI or any subsidiary of the Firm, except where such an investment represents insignificant ownership in a publicly traded company.

14.	Knowingly benefiting from an error, including but not limited to payment of compensation (including incentive plan payments) or travel and entertainment expense reimbursement, without disclosing that error.

15.	Doing any of the above actions indirectly through another person.

Gifts and Entertainment

Entertainment and the giving or receipt of gifts are governed by HFSI’s Gifts, Gratuities and Entertainment policy in the chapter GENERAL REGISTERED REPRESENTATIVE POLICIES of HFSI’s Written Supervisory Procedures.

Discounts and price reductions not generally available to others are considered gifts. Supervised Persons are expressly prohibited from soliciting, demanding or accepting anything of value with the intent to be influenced or rewarded in connection with any business transaction or relationship involving HFSI.

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Bequests

Any Supervised Person must report to Compliance any potential bequest in excess of US$100 under the will or trust instrument of a customer, vendor or supplier of HFSI, whether or not HFSI is the fiduciary named under such instrument, unless the customer, vendor, or supplier is a member of the Supervised Person’s immediate family. Bequests in excess of US$100 are subject to the approval of Compliance.

Holding Office/Appointments

1.	Before a Supervised Person may become a director, officer, or partner of any business organized for profit outside HFSI, written approval by Compliance is required.

2.	All employees are encouraged to participate in organizations that are involved in charitable, educational, or community activities; approval is still needed for involvement with such organizations regardless of whether compensation will be received.

3.	All employees are encouraged to participate in civic and political activities.

4.	A Supervised Person may hold a part-time elective or appointive office provided he or she receives the written approval of Compliance and provides full disclosure concerning the time involved and compensation, if any, to be received. When a Supervised Person seeks a political office, the Supervised Person must obtain an opinion from the political entity’s legal counsel stating that Supervised Person’s candidacy is not prohibited and that the Supervised Person’s election or appointment will not bar the political entity from doing business with HFSI.

5.	All Supervised Persons must avoid appointments, including fiduciary appointments, which may conflict with the performance of their duties for HFSI or otherwise interfere with their employment relationship with the Firm. All fiduciary appointments, except those on behalf of immediate family members (“Immediate family member” means a person’s child, parent, spouse, sibling, and in-laws) must be approved by Compliance, which may require execution of a hold harmless agreement, “waiver,” or “release,” by the beneficiary. IARs are prohibited from maintaining trusteeships and other fiduciary appointments for their own clients other than immediate family members.

Internal Accounting Controls

It is the legal responsibility of HFSI to develop and maintain systems of internal accounting controls that permit the preparation of its financial statements in accordance with applicable laws, rules, and accounting principles.

No one shall, directly or indirectly, knowingly falsify or cause to be falsified any book, record or account of the Firm. This includes expense accounts, approval of invoices submitted by vendors, records of transactions with clients, records of disposition of company assets, records of consumers, or any other record.

Any employee who becomes aware, directly or indirectly, of inadequate controls, a failure of controls, or a circumvention of controls, or that transactions or other items are improperly recorded on HFSI’s books or records, must promptly report the situation to Compliance.

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Reporting Requirements of Personal Securities Transactions of Access Persons

Who is an “Access Person”?

Any member of the Firm (i) who has access to nonpublic information regarding any clients’ purchase or sale of securities, or (ii) who is involved in making securities recommendations to clients, or who has access to such recommendations that are nonpublic, is considered an “Access Person” for purposes of this Policy and as set forth in SEC Rule 204A-1. Therefore, all of the Firm’s directors, officers, IARs, and employees (i.e., all Supervised Persons) are considered Access Persons.

Reports of Access Persons; Review by Chief Compliance Officer

As an Access Person (defined above), you are required to file the following reports with the Chief Compliance Officer when indicated:

♦	Holdings Reports. When you begin employment with our firm,[1] submit your most recent account position statement from every brokerage firm, clearing firm, bank, trustee, or other custodian who holds Reportable Securities for your direct or indirect benefit.[2]

♠	You must submit a new Holdings Report at least once each 12-month period thereafter by January 31st and must be current as of December 31st.

♠	The Chief Compliance Officer or designee will promptly review Holdings Reports other than his own, for compliance with Firm policies and procedures, including those related to insider trading and conflicts of interest. The Chief Compliance Officer’s holdings will be reviewed by a different senior officer/or other designated independent reviewer.

♦	Transaction Reports. You must arrange for quarterly account statements to be sent directly to the Firm from every brokerage firm, clearing firm, bank, trustee, or other custodian who holds Reportable Securities for your direct or indirect benefit showing all transactions for your account during the reporting period.[3]

[1]	An Access Person must submit a Holdings Report no later than 10 days after the person becomes an Access Person, and the information must be current as of a date no more than 45 days prior to the date the person becomes an Access Person.
[2]	This report must contain, at a minimum: (1) the date of submission; (2) the title and type of security and the ticker or CUSIP symbol for the security; (3) number of shares; (4) principal amount of each Reportable Security in which the Access Person has any direct or indirect beneficial ownership; and (5) the name of any broker, dealer, or bank with which the Access Person maintains an account in which any securities are held for his or her direct or indirect benefit.
[3]	This report must contain, at a minimum, the following information about each transaction involving a Reportable Security in which the Access Person had, or as a result of the transaction acquired, any direct or indirect beneficial ownership: (1) the date of the report submission; (2) the date of the transaction; (3) the title and ticker or CUSIP symbol for the security; (4) the interest rate and maturity date, if applicable; (5) number of shares and principal amount of each Reportable Security involved; (6) the nature of the transaction (i.e., purchase or sale); (7) the price of the security at which the transaction was effected; and (8) the name of the broker, dealer, or bank with or through which the transaction was effected.

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♠	Transaction Reports must be received no later than 30 days after the end of each calendar quarter.[4]

♠	The Chief Compliance Officer or designee will promptly review Transaction Reports other than his own, for compliance with Firm policies and procedures, including those related to insider trading and conflicts of interest. The Chief Compliance Officer’s holdings will be reviewed by a different senior officer/or other designated independent reviewer.

Pre-Approval of Certain Investments

Under the SEC Rule, as an Access Person, you must obtain pre-approval5 from the Firm’s Chief Compliance Officer or designee before directly or indirectly acquiring beneficial ownership in any investment in limited private offerings6 and in any other holding except Mutual Funds, Direct Obligation of U.S. Government Securities or other securities where the markets bid/ask price would not be affected by the proprietary orders. (Please note that as a FINRA-registered broker-dealer, no employee may invest in any initial public offering (“IPO”). Therefore, as a prohibited transaction to employees, there is no pre-clearance procedure in this Code for IPOs.) With the exception of a limited private offering, transactions in accounts managed by outside managers or transactions related to portfolio changes in the Firm’s Model Portfolios7 will not require pre-approval by our Chief Compliance Officer or designee.

As an Access Person, you must also report on securities that you are deemed to beneficially own. You may in writing disclaim actually having beneficial ownership, but you must still report these securities holdings and transactions. You are presumed to beneficially own securities held by members of your immediate family (blood or marriage) who share your household; however, you may rebut this presumption if appropriately documented and approved by our Chief Compliance Officer. You are deemed to be the beneficial owner if, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, you have or share a direct or indirect “pecuniary interest” in the securities. This includes any opportunity, directly or indirectly, you have to profit or share in any profit derived from a transaction in the subject securities. For example, you are deemed to be the beneficial owner of securities held in a trust for which you are trustee or a general partnership in which you hold a partnership interest. If you have questions about whose securities holdings and transactions you must report, contact our Chief Compliance Officer.

[4]	Transaction Reports are not required in the following circumstances: (1) with respect to securities held in accounts over which the Access Person had no direct or indirect influence or control; (2) with respect to transactions effected pursuant to an automatic investment plan; and (3) if the Transaction Report would duplicate information contained in broker trade confirmations or account statements that the Access Person holds in his or her records so long as the Access Person receives the confirmations or statements no later than 30 days after the end of the applicable calendar quarter.
[5]	The pre-clearance will expire at the close of the business day for all exchange traded products. In addition, pre-clearance requests for Limited Offerings will expire at the close of ten (10) business days. Good-Til-Cancelled orders may be used for all other security types.
[6]	Limited Offering means an offering that is exempt from registration under the Securities Act of 1933 pursuant to section 4(2) or section 4(6) or pursuant to the SEC’s Rule 504, Rule 505, or Rule 506.
[7]	Model Portfolios refers to the portfolios managed by the Firm’s Asset Management Team.

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Reportable Securities

Access Persons are required to file reports regarding your ownership in Reportable Securities as prescribed by this Policy. Reportable Securities are any securities (including stocks, bonds, exchange traded funds, futures, options, investment contractors, limited partnerships, hedge funds, foreign mutual funds, etc.).8

Confidentiality and Privacy

Supervised Persons must treat confidential information with care to avoid disclosure of such information, unless disclosure is authorized or legally required. You may also be restricted from sharing or accessing certain information across Firm affiliates. You may use confidential information to perform your job duties and only if required by your job function. Otherwise, you must not view or request access to information unless a valid business purpose exists. Confidential information includes, but is not limited to:

♦	Client personal information, portfolio transactions and portfolio holdings;

♦	Investment advice given to the Firm’s clients;

♦	Non-public information about the Firm and its affiliates that could be helpful to the Firm’s competitors or, if disclosed, harmful to the Firm; and

♦	Personal information about the Firm’s personnel;

♦	Non-public information regarding the Firm’s suppliers and vendors.

If you have questions regarding whether a particular type or piece of information is confidential, or whether disclosure is authorized or legally required, discuss the issue with the Firm’s Chief Compliance Officer and, if necessary, the Firm’s outside legal counsel. For specific information about privacy requirements, see Customer Privacy Policies And Procedures in the chapter COMMUNICATIONS WITH THE PUBLIC.

Conflicts of Interest

The Firm seeks to review all actual or potential conflicts of interest, and discloses material conflicts on its Form ADV. Accordingly, you should take care to avoid situations in which there may be a conflict of interest, and to promptly report such situations to the Firm’s Chief Compliance Officer for further action.

A conflict of interest occurs when the Firm’s interests, your interests, or the interests of any other person associated directly or indirectly with the Firm conflict with the interests of one or more clients. This includes, but is not limited to, receipt by the Firm or any Supervised Person of undisclosed benefits or compensation, and may also include certain personal securities transactions by Supervised Persons. Again, if you are in doubt whether a situation constitutes a conflict of interest, discuss the matter with our Chief Compliance Officer.

[8]	The following securities do not need to be reported, but may be included in your report: (1) direct obligations of the United States government; (2) bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; (3) shares issued by money market registered investment companies; (4) shares issued by open-end funds other than Reportable Funds; and (5) shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are Reportable Funds. Reportable Funds are mutual funds for which the Firm serves as an investment adviser. HFSI is not currently an adviser to any mutual fund.

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Periodically, our Chief Compliance Officer will review the Firm’s relationships with vendors, service providers, and other persons with whom we have any regular or on-going business relationship to determine whether a conflict of interests may exist. These relationships may include, for example, broker-dealers, banks, insurance companies, other custodians, other financial product or service producers or providers, attorneys, accountants, and valuation services.

Fair Dealing

The Firm and Supervised Persons have a duty to deal fairly with each client. This means we are to treat all clients equally, and refrain from giving preference to one client over another. We are to conduct our client relationships with honesty and integrity.

Insider Trading

You are required to pay close attention to potential violations of the Firm’s Insider Trading Policy, as well as laws and regulations designed to prevent insider trading. The Firm’s Insider Trading Policy is included in the Written Supervisory Procedures Manual. Everyone is required to be familiar with the policy, and to adhere strictly to its requirements. Possible violations of the policy must be reported immediately to our Chief Compliance Officer. Our Chief Compliance Officer or Designee will review the Holdings Reports and Transaction Reports, described above, for compliance with our Insider Trading Policy.

Reporting Illegal or Unethical Activities

In the event that you become aware of activities that are or may be illegal or unethical, regardless of whether the activities are specifically addressed in this Code of Ethics, you must promptly report the activities to our Chief Compliance Officer. Knowing, but failing to report a code violation may result in disciplinary action. You may report anonymously the identity of the parties involved. The Firm prohibits any kind of retaliation against any person reporting a code violation. Any form of retaliation is a violation of this Code and is subject to appropriate sanctions. If you have reason to believe that the Chief Compliance Officer will not be properly responsive to the activities, you should report the activities to the Firm’s President. Illegal or unethical activities include, but are not limited to:

1.	Embezzlement, false entries in HFSI’s records, false statements to regulators, false statements by clients or consumers (where you know the statement is false or have reason to inquire as to its falseness), or any fraud or potential fraud, or other criminal violation involving HFSI, its Supervised Persons or clients.

2.	A Supervised Person who is convicted of a crime (other than a minor traffic offense) or found liable for an offense that subjects the Supervised Person to a disciplinary or licensure order by a regulatory agency or self-regulatory organization, must promptly report the event to the Chief Compliance Officer. In addition, a Supervised Person who is charged with (but not convicted) of a crime involving a breach of trust, dishonesty, substance abuse, money laundering, or a felony, or is charged with (but not found liable) of an offense by a regulatory agency or self-regulatory organization that may result in a disciplinary or licensure order must promptly report the event to the Chief Compliance Officer. Failure to report is a violation of this Code.

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The Firm will typically consult with its counsel with respect to such matters before taking any action. The Firm will take steps to preserve the attorney-client privilege and work product privilege with respect to all communications to and from our counsel. Only the Firm has the authority to waive our attorney-client privilege or work product privilege.

You must not, under any circumstances, destroy, delete, or alter books and records that are required to be kept under this Code of Ethics or under any other Firm policy, or related to any violation of this Code. You must promptly comply with any directives from our Compliance Office about record preservation and retention and cooperate fully with a request by the Firm to conduct an investigation of any Supervised Person. Failure to do so is a violation of this Code.

Work Product Ownership

All Supervised Persons must be aware that the Firm retains legal ownership of the product of their work. No work product created while employed by the Firm can be claimed, construed, or presented as property of the individual, even after employment by the Firm has been terminated or the relevant project completed. This includes written and electronic documents, audio and video recordings, system code, and also any concepts, ideas, or other intellectual property developed for the Firm, regardless of whether the intellectual property is actually used by the Firm. Although it is acceptable for a Supervised Person to display and/or discuss a portion or the whole of certain work product as an example in certain situations (e.g. on a resume, in a freelancer’s meeting with a prospective client), you must bear in mind that information classified as confidential must remain so even after the end of employment, and that supplying certain other entities with certain types of information may constitute a conflict of interest.

Political Contributions

IARs need to be aware of HFSI’s Political Contributions Policy, which is included in the Investment Adviser Representative Compliance Policies and Procedures Manual. Prior to seeking or soliciting government advisory business, IARs must contact the Chief Compliance Officer.

Supervision

It is the responsibility of supervisors to train and supervise employees so that they are able to perform their jobs in a competent manner and in conformity with HFSI’s policies, including the Code of Ethics. When assigning responsibilities to Supervised Persons, it is the supervisor’s responsibility to ensure that the individual has demonstrated the capability to discharge the assigned responsibility in conformity with the Code of Ethics. It is also the supervisor’s responsibility to ensure that all questions that they may receive from Supervised Persons concerning the operation and requirements of the Code of Ethics are fully addressed.

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Administration

1.	The Chief Compliance Officer is responsible for administration of the Code of Ethics and updating the Code when necessary.

2.	All Supervised Persons will receive training on the Code and a printed copy or be directed to review an electronic version of the Code upon hire and will certify their compliance annually on the Annual Certification Form.

3.	Disclosures, approvals, or waivers will be reviewed, acted upon, and retained by the Chief Compliance Officer with the exception of requests for waivers by Firm directors which will be reviewed and acted upon by the Board of Directors with the advice and counsel of the Chief Compliance Officer.

Updates and Amendments

The Chief Compliance Officer will review the Code of Ethics and its implementation at least annually for adequacy effectiveness. The Firm will also periodically update and amend the Code of Ethics based on changes in laws, regulation, the Firm’s business, and/or the industry. The Firm will promptly circulate updates and amendments to all Supervised Persons, along with an acknowledgement form that all Supervised Persons must promptly sign and return to the Chief Compliance Officer.

Recordkeeping

The Firm is required to keep a variety of records related to this Code of Ethics and the matters Supervised by it, including:9

♦	Copies of this Code of Ethics, as adopted and all subsequent changes when made (for six years from the last date it was in effect).

♦	Memoranda of any violation of this Code, including related documentation, including records of any action that is taken by the Firm (for six years from the latest date on which it was resolved).

♦	Written acknowledgements of receipt and understanding of this Code in personnel files (for so long as the Supervised Person is employed by the Firm).

♦	Copies of Holding and Transaction Reports filed with the Firm pursuant to the Code (held until further directed by our Chief Compliance Officer).

[9]	Specifically, see SEC Rule 204-2(a)(12) and (13).

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♦	Copies of Gift and Entertainment reports filed with the Firm pursuant to the Code (held until further directed by our Chief Compliance Officer).

♦	A list of the persons who are (or during the past five years were) Access Persons (held until further directed by our Chief Compliance Officer).

♦	A memorandum of any decision, including the reasons supporting the decision, to approve the acquisition of securities by Access Persons.[10]

If you have any questions about the Code of Ethics, or would like an additional copy of the Code to provide to clients, please contact the Firm’s Chief Compliance Officer.

Important Contacts

Title and/or Department	Name	Phone Number
Chief Compliance Officer	John F. Machcinski	(248) 304-2855, EXT. 1131
General Counsel	Shea, Aiello, PLLC	(248) 354-0224
Human Resources	Elizabeth Rilley	(248) 304-2855, EXT. 1207

[10]	These records must be retained for at least five years after the end of the fiscal year in which the approval is granted.

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